Prospectus filed pursuant to Rule 424(b)(3)
Registration No. 333-155579

PANTHEON ARIZONA CORP.
SUPPLEMENT DATED JUNE 19, 2009
TO
PROXY STATEMENT/PROSPECTUS DATED JUNE 17, 2009

This supplement to our proxy statement/prospectus, dated June 17, 2009, is being sent to notify you of certain transactions being entered into by Pantheon China Acquisition Corp. (“Pantheon”) to purchase shares of Pantheon’s common stock.

This supplement should be read together with the matters set forth in the proxy statement/prospectus and the related annexes. Terms used in this supplement that are defined in the proxy statement/prospectus have the meanings used in the proxy statement/prospectus.

This Supplement to Proxy Statement/Prospectus is dated June 19, 2009 and is first being mailed on June 22, 2009.

Share Purchases

As described in the proxy statement/prospectus, Pantheon has approached YA Global and Victory Park, who together own approximately 79% of Pantheon’s outstanding common stock, with the intent to determine whether a negotiated repurchase of the shares held by them might be possible and, if so, on what terms. On June 18, 2009, discussions with the representatives of YA Global and Victory Park led to an agreement in principle between the parties that Pantheon would agree to repurchase 4,547,399 shares currently held by them that were formerly the subject of a call option pursuant to Put/Call Agreements with a third party counterparty. The purchase price agreed upon is $5.99 per share, representing the approximate amount of cash and cash equivalents held in trust on behalf of the investors in Pantheon’s IPO.

Pursuant to the definitive agreements the parties intend to enter into, YA Global and Victory Park will agree to give Pantheon’s management proxies to vote their public shares in favor of the redomestication, business combination and incentive plan proposals, which will revoke prior proxies voted against the proposal. It is expected that such agreements will be entered into prior to the special meeting of stockholders on similar terms. The closing of such purchases will be effected by Pantheon Cayman after the closing of the business combination described in the proxy statement/prospectus and will be paid for with funds that are presently in Pantheon’s trust account (which will become Pantheon Cayman’s funds as a result of the business combination). Such shares represent approximately 94% of Pantheon’s IPO shares. Because such purchases will be consummated upon the closing of the redomestication and business combination, the arrangements described under the heading “Summary of the Proxy Statement/Prospectus-Actions That May Be Taken to Secure Approval of Pantheon’s Stockholders” relating to the cancellation of shares repurchased prior to the Special Meeting will not be applicable.

Accordingly, the number of Pantheon’s IPO shares that will be acquired by Pantheon pursuant to these arrangements and voted in favor of the redomestication and business combination would constitute more than 80% of the total number of Public Shares. Consequently, if all such management proxies are granted, fewer than 20% of the IPO shares could be voted against the redomestication and business combination proposals and converted into cash and the redomestication and business combination proposals would be approved.

Pantheon believes that the agreements with the YA Global and Victory Park to enable Pantheon’s management to vote in favor of the redomestication and business combination proposals in return for the commitment that their IPO shares will be purchased upon closing of the redomestication and business combination is the most cost-effective method to achieve approval of such proposals. Accordingly, as of the date of this supplement, none of the other arrangements described in the proxy statement/prospectus for the acquisition of IPO shares or to provide incentives to holders of IPO shares to vote in favor of the redomestication and business combination proposals is expected to be utilized, although it may still become necessary to do so. See the section of the proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus — Actions That May Be Taken to Secure Approval of Pantheon’s Stockholders.”

Because of the immediate pendency of the special meeting of stockholders, Pantheon will report all further purchase arrangements through the filing of a Current Report on Form 8-K.